FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a–16 or 15d–16 of

the Securities Exchange Act of 1934

For the month of June 2004

PFEIFFER VACUUM TECHNOLOGY AG

(Translation of registrant’s name into English)

Berliner Strasse 43
D–35614 Asslar
Federal Republic of Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of form 20–F or Form 40–F.

Form 20–F  [X]       Form 40–F

Indicate by check mark if the registrant is submitting the Form 6–K in paper as permitted by Regulation S–T Rule 101(b) (1):

Yes [  ]      No [X]

Indicate by check mark if the registrant is submitting the Form 6–K in paper as permitted by Regulation S–T Rule 101(b) (7):

Yes [  ]      No [X]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3–2(b) under the Securities Exchange Act of 1934.

Yes [  ]      No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3–2(b): 82–

PFEIFFER VACUUM TECHNOLOGY AG

PFEIFFER VACUUM TECHNOLOGY AG

CONSOLIDATED STATEMENT OF INCOME
(in thousands other than per share amounts)
(unaudited)

	Three months ended		Six months ended
	June 30,		June 30,
	2004	2003	2004	2003
	€	€	€	€
Net sales	39,247	31,499	78,287	66,637
Cost of sales	(21,887)	(18,976)	(43,616)	(39,407)

Gross profit	17,360	12,523	34,671	27,230
Selling and marketing expenses	(5,096)	(5,258)	(9,875)	(10,802)
General and administrative expenses	(3,312)	(3,404)	(7,118)	(6,748)
Research and development expenses	(2,393)	(2,513)	(4,662)	(4,940)

Operating profit	6,559	1,348	13,016	4,740
Interest expense	(5)	(90)	(19)	(200)
Interest income	586	433	661	850
Foreign exchange gain	239	915	730	1,410

Income before taxes	7,379	2,606	14,388	6,800
Income taxes	(2,996)	(1,728)	(5,842)	(3,196)

Net income	4,383	878	8,546	3,604

Net income per ordinary share and ADR (in €):
Basic	0.50	0.10	0.98	0.41

Diluted	0.50	0.10	0.98	0.41

See notes to the consolidated financial statements.

PFEIFFER VACUUM TECHNOLOGY AG

CONSOLIDATED BALANCE SHEETS
(in thousands, unaudited)

	June 30,	December 31,
	2004	2003
	€	€
ASSETS
Cash and cash equivalents	35,893	29,432
Trade accounts receivable - net	22,667	22,224
Other accounts receivable	2,336	2,125
Inventories - net	24,945	20,360
Prepaid expenses	597	593
Deferred tax assets - net	1,045	1,016
Other current assets	335	920

TOTAL CURRENT ASSETS	87,818	76,670
Property, plant and equipment - net	24,768	25,734
Note receivable	9,000	9,000
Deferred tax assets - net	3,320	3,323
Goodwill	1,037	1,037
Prepaid pension cost	2,819	2,819
Other assets	1,087	1,197

TOTAL LONG-TERM ASSETS	42,031	43,110
TOTAL ASSETS	129,849	119,780

LIABILITIES AND SHAREHOLDERS’ EQUITY
Trade accounts payable	5,119	4,153
Other payables	5,218	2,252
Accrued other liabilities	8,586	8,758
Income tax liabilities	8,817	6,643
Customer deposits	1,543	1,051

TOTAL CURRENT LIABILITIES	29,283	22,857
Accrued pension	1,940	1,041
Convertible bonds payable	819	845

TOTAL LONG-TERM LIABILITIES	2,759	1,886
SHAREHOLDERS’ EQUITY
Share capital (13,459,350 no par value ordinary shares authorized, 8,790,600 issued and 8,690,524 outstanding at June 30, 2004	22,504	22,504
Additional paid-in-capital	2,821	2,821
Treasury stock	(2,438)	(2,438)
Retained earnings	76,176	73,713
Accumulated other comprehensive income (loss)	(1,256)	(1,563)

TOTAL SHAREHOLDERS’ EQUITY	97,807	95,037
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	129,849	119,780

See accompanying notes to consolidated financial statements.

PFEIFFER VACUUM TECHNOLOGY AG

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(in thousands of €, unaudited)

				Accumulated other
				comprehensive income (loss)
		Additional		Minimum	Cumulative		Unrealized		Total
	Share	paid-in	Retained	pension	translation		gain/(loss)	Treasury	shareholders’
	capital	capital	earnings	liability	adjustment		on hedges	stock	equity
Balance at January 1, 2003	22,504	2,821	65,870	(656)	1,560		409	—	92,508
Dividends paid			(4,903)						(4,903)
Acquisition of treasury stock								(2,438)	(2,438)
Net income			12,746						12,746
Components of other comprehensive income (loss) - net of tax of € (305)				592	(3,609)		141		(2,876)
Total comprehensive income									9,870

Balance at December 31, 2003	22,504	2,821	73,713	(64)	(2,049)		550	(2,438)	95,037
Subtotal accumulated other comprehensive loss						(1,563)

Dividends paid			(6,083)						(6,083)
Net income			8,546						8,546
Components of other comprehensive income (loss) - net of tax of € (82)				—	653		(346)		307
Total comprehensive income									8,853

Balance at June 30, 2004	22,504	2,821	76,176	(64)	(1,396)		204	(2,438)	97,807

Subtotal accumulated other comprehensive loss						(1,256)

See accompanying notes to consolidated financial statements.

PFEIFFER VACUUM TECHNOLOGY AG

CONSOLIDATED STATEMENT OF CASH FLOWS
(in thousands, unaudited)

	Six months ended June 30,
	2004	2003
	€	€
Cash flow from operating activities:
Net income	8,546	3,604
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	1,771	2,097
Gain on disposal of fixed assets	(47)	(71)
Change in deferred taxes	(43)	(43)
Provision for doubtful accounts	545	457
Effects of changes in operating assets and liabilities:
Trade accounts receivable	(760)	3,052
Other accounts receivable	(204)	1,621
Inventories	(4,455)	(236)
Prepaid expenses	4	61
Other current assets	254	56
Other long-term assets	131	(179)
Accrued pension liabilities	876	1,541
Accounts payable trade	952	248
Other payables	2,944	2,024
Income tax liabilities	2,162	(12)
Accrued other liabilities	(234)	(1,197)
Customer deposits	484	(1,115)

Net cash provided by operating activities	12,926	11,908
Cash flow from investing activities:
Proceeds from disposal of fixed assets	87	136
Capital expenditures	(845)	(473)

Net cash used in investing activities	(758)	(337)
Cash flow from financing activities:
Dividend payment	(6,083)	(4,903)
Repayment of loan	—	(9,037)
Purchase of treasury stock	—	(805)
Bonds payable converted (repayments)	—	(13)

Net cash used in financing activities	(6,083)	(14,758)
Effects of foreign exchange rate changes on cash and cash equivalents	376	(985)

Net increase (decrease) in cash and cash equivalents	6,461	(4,172)
Cash and cash equivalents at beginning of year	29,432	72,264

Cash and cash equivalents at end of period	35,893	68,092

Non-cash transactions:
Repayments of convertible bonds and employee loans	(26)	(51)

See notes to the consolidated financial statements.

PFEIFFER VACUUM TECHNOLOGY AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

June 30, 2004

Basis of Presentation

The accompanying unaudited consolidated financial statements of Pfeiffer Vacuum Technology AG and its subsidiaries (herein called “the Company”) have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) for the periods presented. They do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation of financial position and results of operations have been included. Operating results for the three and six month periods ended June 30, 2004 are not necessarily indicative of the results that may be expected for the year ended December 31, 2004. All amounts in the accompanying unaudited consolidated financial statements are presented in euros (“ €”). For further information, refer to the consolidated financial statements and footnotes thereto included in the Pfeiffer Vacuum Technology AG annual report on Form 20–F for the year ended December 2003, and the Company’s homepage (www.pfeiffer-vacuum.net).

The presentation of certain prior year information has been reclassified to conform to the current year presentation.

Business Overview

Pfeiffer Vacuum is a full-line manufacturer in the vacuum technology business offering solutions for a variety of customer applications relating to the generation, control and measurement of vacuum. The products developed and manufactured at the main production facility in Asslar/Germany include turbomolecular pumps, a range of backing pumps, such as rotary vane, Roots and dry pumps, complete pumping stations, as well as customized vacuum systems.

Pfeiffer Vacuum distributes its products through a network of its own sales offices and subsidiaries, as well as independent marketing agents. Moreover, there are also service support centers in most major industrial locations throughout the world. The Company’s primary markets are located in Europe, the United States and Asia.

New U.S. Legislation and Accounting Rules

As a result of the Company’s listing at New York Stock Exchange, it is subject not only to the provisions of German law (corporation, codetermination and capital market legislation) and of its own Articles of Association but also to the licensing requirements of the New York Stock Exchange. American capital market legislation — specifically the Sarbanes-Oxley Act and the rules and regulations of the Securities and Exchange Commission (SEC) — also apply to Pfeiffer.

In December 2003, the Financial Accounting Standards Board (FASB) issued FASB Interpretation (FIN) No. 46R, “Consolidation of Variable Interest Entities – an interpretation of ARB No. 51” which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. FIN No. 46R replaces FIN No. 46, “Consolidation of Variable Interest Entities”, which was issued in January 2003. The provisions of FIN No. 46R had to be applied to special-purpose entities as of December 31, 2003, and to all other entities as of March 15, 2004. The Company does not hold variable interests in special-purpose entities. The adoption of FIN No. 46R to all other variable interests did not have any impact on the consolidated financial statements of the Company.

PFEIFFER VACUUM TECHNOLOGY AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

Auditors

In the annual general meeting of the Company at June 16, 2004, the Supervisory Board proposed and the shareholders elected Ernst & Young AG, Wirtschaftsprüfungsgesellschaft, as the Company’s auditors for the year 2004.

Inventories

Inventories consist of the following:

	June 30,	December 31,
	2004	2003
	(€ in thousands)
Raw materials	9,279	7,648
Work-in-process	9,522	8,848
Finished products	11,085	8,749
Reserves	(4,941)	(4,885)

Total inventories - net	24,945	20,360

An increase in customer orders led to enhanced plant utilization of the Company and resulted in an increase of inventories.

Stock-Based Compensation — Convertible Bonds

Accounting for Stock-Based Compensation

As permitted under SFAS No. 123, “Accounting for Stock-Based Compensation,” as amended, the Company applies the intrinsic value-based method in accordance with APB No. 25 for its stock-based compensation plans. Under APB No. 25, “Accounting for Stock Issued to Employees,” compensation expense is recorded on the measurement date only if the current market price of the underlying stock exceeds the exercise price.

A summary of option shares related to the convertible bonds is as follows:

		Weighted
	Number of	Average
	Shares	Exercise Price
	Outstanding	per Share
		€
Convertible shares outstanding Januar 1, 2003	395,000	45.22
Granted	—	—
Exercised	—	—
Forfeited	(65,000)	47.63

Convertible shares outstanding December 31, 2003	330,000	44.74
Granted	—	—
Exercised	—	—
Forfeited	(10,000)	42.86

Convertible shares outstanding June 30, 2004	320,000	44.80

PFEIFFER VACUUM TECHNOLOGY AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

Shares exercisable at June 30, 2004 totaled 132,000.

SFAS 123 requires disclosure of pro forma information regarding net income and earnings per share as if the Company had accounted for its stock-based compensation to employees using the fair value method. For pro forma purposes, using the fair value method the Company’s net income would have been K € 8,207 for the six months ended June 30, 2004 and K € 4,214 for the three months ended June 30, 2004; earnings per share would have been € 0.94 and € 0.48, respectively.

Share Ownership

The following table shows (known to the Company) the number of Ordinary Shares, ADR and Convertible Bonds of the Company as of June 30, 2004 by all members of the Supervisory Board and the Management Board:

	Ordinary		Convertible
Members of the Supervisory Board	Shares	ADRs	Bonds
Dr. Michael Oltmanns	100	0	0
Michael J. Anderson	0	0	0
Prof. Dr. Klaus Jürgen Kügler	0	0	0
Götz Timmerbeil	0	0	0
Edgar Keller	0	0	0
Günter Schneider	80	0	0

	Ordinary		Convertible
Members of the Management Board	Shares	ADRs	Bonds
Wolfgang Dondorf	56,000	200	0
Manfred Bender	400	0	750

Employees

As of June 30, 2004, the Company employed 747 people, of which 562 are in Germany and 185 in other countries.

Headcount

	June 30,
	2004	2003	2004	2003
	Germany		Other Countries
Production	298	290	57	57
Research and Development	95	99	0	3
Selling and Marketing	104	117	93	98
Administration	65	78	35	36

Total	562	584	185	194

The Company’s manpower dropped in 2004 by 4.0% primarily due to turnover; for example, termination of temporary personnel contracts, individual retirements or terminations for which new staff was not hired.

PFEIFFER VACUUM TECHNOLOGY AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

Earnings per Ordinary and Diluted Share and ADR

The following table sets forth the computation of basic and diluted earnings per share and ADR:

	Three months ended		Six months ended
	June 30,		June 30,
	2004	2003	2004	2003
Numerator:
Net income (in thousands €)	4,383	878	8,546	3,604
Denominator:
Denominator for basic earnings per share - weighted-average shares	8,690,524	8,772,928	8,690,524	8,781,764
Effect of dilutive securities:
Convertible bonds	—	—	—	—

Denominator for diluted earnings per share - adjusted weighted average shares and assumed conversions	8,690,524	8,772,928	8,690,524	8,781,764

Basic earnings per share and ADR (€)	0.50	0.10	0.98	0.41
Diluted earnings per share and ADR (€)	0.50	0.10	0.98	0.41

Pension Plans

Most employees of the Company are entitled to receive pension benefits from Pfeiffer Vacuum, which are covered by defined benefit plans.

In November 2003, the Company established for the German Pension Plans the Pfeiffer Vacuum Trust e.V. (“the Trust”), a registered association. It is an independent, bankruptcy-protected, separate legal entity whose sole purpose is to act in a fiduciary capacity as trustee for the assets held. In connection with the formation of the trust, the Company in December 2003 made a cash contribution of K € 35,955. The trust has invested this cash in a mutual fund managed by an unrelated third party that pursues a target allocation of 30% in equities and 70% in fixed-income securities and cash.

Effective January 1, 2004 the Company adopted SFAS No. 132 (Revised), “Employers’ Disclosures about Pension and Other Postretirement Benefits.” This standard requires the disclosure of the components of net periodic benefit cost recognized during interim periods.

PFEIFFER VACUUM TECHNOLOGY AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

Pension expense for all plans included the following components:

	Three months ended		Six months ended
	June 30,		June 30,
	2004	2003	2004	2003
	(€ in thousands)
Service cost	221	243	441	485
Interest cost	516	540	1,032	1,081
Expected return on assets	(501)	(18)	(1,002)	(36)
Amortization of:
Unrecognized net actuarial (gains) losses	3	11	7	23
Unrecognized prior service cost	19	19	38	38

Net pension cost	258	795	516	1,591

Warranty

Warranty accruals are established in the period the related revenue is recognized. The estimate is based on managements’ estimate and historical experience by specific product type.

Warranty provisions consist of the following:

	June 30,
	2004	2003
	(€ in thousands)
Balance at beginning of period	3,625	3,774
Warranties issued during the period	742	424
Utilization of accruals	(88)	(127)
Releases	—	(39)
Foreign exchange translation adjustment	31	(60)

Balance at end of period	4,310	3,972

Segment Information

The Company evaluates the success and performance of its subsidiaries on the basis of their income before income tax. The accounting principles used in regional reporting are identical to those described in the Basis of Presentation.

The Company’s business activities include the development, manufacture, sale and service of vacuum pumps, vacuum components and instruments, as well as vacuum systems. The subsidiaries in the individual countries are independent legal entities with their own management. Consequently, segment reporting is country-based.

PFEIFFER VACUUM TECHNOLOGY AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

Information concerning the Company’s geographic locations is summarized as follows:

	Three months ended		Six months ended
	June 30,		June 30,
	2004	2003	2004	2003
	(€ in thousands)		(€ in thousands)
Net Sales
Germany
Unaffiliated	18,012	14,415	36,043	30,349
Intercompany	12,724	8,759	25,428	19,966

	30,736	23,174	61,471	50,315
Europe excluding Germany	11,630	9,560	22,974	20,925
United States	8,623	7,200	16,498	14,616
Rest of World	1,158	718	3,096	1,549

	52,147	40,652	104,039	87,405
Intercompany eliminations	(12,900)	(9,153)	(25,752)	(20,768)

Total	39,247	31,499	78,287	66,637

Operating profit
Germany	4,666	160	9,387	2,273
Europe excluding Germany	1,132	472	1,931	1,142
United States	542	492	1,115	1,040
Rest of World	157	110	424	309

	6,497	1,234	12,857	4,764
Intercompany eliminations	62	114	159	(24)

Total	6,559	1,348	13,016	4,740

Income Tax Expense

Under German corporate tax law, taxes on income are composed of corporate taxes, trade taxes and an additional surtax.

The Company’s effective tax rate for the three and six month period ended June 30, 2004 was 40.6%.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Results of Operations

Three Months Ended June 30, 2004 Compared to Three Months Ended June 30, 2003
(Percentages calculated based on amounts in thousands €)

Net Sales

The following table summarizes the Company’s net sales by geographical area:

	Three months ended
	June 30, 2004		June 30, 2003
	(€ in thousands)%		(€ in thousands)%
Net Sales
Germany	11,296	28.8	8,581	27.2
Europe excluding Germany	13,079	33.3	10,550	33.5
United States	8,556	21.8	7,225	22.9
Rest of World	6,316	16.1	5,143	16.4

Total	39,247	100.0	31,499	100.0

The Company’s total net sales increased significantly by € 7.7 million or 24.6% from € 31.5 million in the three months ended June 30, 2003 to € 39.2 million in 2004. All geographical areas recorded an increase in revenues. The sales increased in Germany by € 2.7 million (31.6%) and in Europe excluding Germany by € 2.5 million (24.0%). Additionally, in the United States (“U.S.”) a sales increase by € 1.3 million or 18.4% was recorded although revenue was adversely affected by the impact of the weak U.S. dollar. This exchange rate impact approximated € 0.5 million. While consumer demand in Germany and Europe itself was slow in the second quarter of 2004, German and European OEM (original equipment manufacturer) demand was strong due to the needs of the Asian market.

Increased sales were noted in all product groups of the Company. Sales of turbo pumps, the Company’s most important product, raised significantly by € 2.7 million. Additionally, net sales revenue in systems increased by € 2.8 million and in vacuum components and instruments by € 1.6 million.

Order intake and Order backlog

Orders received amounted to € 40.2 million in the three months ended June 30, 2004 and increased by € 5.0 million, from € 35.2 million in the previous year. This increase related primarily to turbo pumps (€ 2.1 million) and vacuum components and instruments (€ 1.8 million). In addition, the increase in customer orders led to enhanced plant utilization of the Company and resulted in an increase in inventories.

The Company’s backlog increased from € 23.9 million in 2003 by € 6.5 million to € 30.4 million in 2004, primarily in vacuum systems.

Contracts are included in backlog only if they represent firm orders and include firm shipping schedules. The backlog position at any particular time should not be construed to represent future levels of sales and orders generally.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Gross Profit

Gross profit increased significantly by € 4.8 million or 38.6% from € 12.5 million in the three month period ended June 30, 2003 to € 17.4 million in the comparable period in 2004. The Company’s gross margin increased from 39.8% in 2003 to 44.2% in 2004.

Selling and Marketing Expenses

Selling and marketing expenses decreased by € 0.2 million or 3.1% from € 5.3 million in the second quarter 2003 to € 5.1 million in the second quarter 2004. As a percentage of sales, selling and marketing expenses decreased from 16.7% to 13.0% primarily due to the higher net sales revenue.

General and Administrative Expenses

General and administrative expenses amount to € 3.3 million in the three months ended June 30, 2004 and decreased slightly by € 0.1 million from € 3.4 million in the prior year’s period. The increased revenue led to a decrease of the general and administrative expenses as percentage of sales from 10.8% in 2003 to 8.4% in 2004.

Research and Development

Research and development expenses decreased slightly from € 2.5 million in the second quarter of 2003 to € 2.4 million in the second quarter of 2004. Due to the lower net sales revenue in 2003, the percentage of sales was 8.0% in 2003 and decreased to 6.1% in 2004. Nevertheless, the Company depends to a significant extent on continuing technological advances in vacuum pump design and manufacturing and has invested in the needs of future markets, improving its market position and entering new markets. It expects research and development expenses in future will for the most part correspond to the current level. The Company expenses all research and development costs as they are incurred.

Operating Profit

Operating profit increased significantly by € 5.2 million or 386,6% from € 1.3 million in the three months ended June 30, 2003 to € 6.6 million in the three months ended June 30, 2004. As a percentage of sales, the operating profit increased from 4.3% to 16.7%.

The Company was not only able to obtain higher net sales, but also lower selling and administration expenses due primarily to its worldwide cost monitoring system. Nevertheless, the operating profit is burdened with the negative exchange rate impact due to the strong Euro against the U.S. dollar.

Interest Expense

Interest expense decreased in the three months ended June 30, 2004 by € 0.1 million as a result of the Kreditanstalt für Wiederaufbau loan repayment prior to its maturity in 2003.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Interest Income

Interest income increased by € 0.2 million in the second quarter 2004 to € 0.6 million. The cash position decreased by approximately € 32.2 million in June 2004 compared to June 2003 primarily due to the pension trust cash contribution in December 2003 amounting to approximately € 36.0 million. Nevertheless, the Company was able to achieve a moderate interest income in 2004 due primarily to the interest income received in June (approximately € 0.4 million) for a note receivable amounting to € 9.0 million.

Foreign exchange gain

The Company recorded in the three months period ended June 30, 2004 exchange gains amounting to € 0.2 million and in the previous year’s period € 0.9 million.

Income Tax Expense

The effective tax rate for the three month period ended June 30, 2004 was 40.6% compared to 66.3% in the respective period of 2003.

The decrease is primarily due to a change in German tax legislation relating to tax credits on distributed earnings.

Net income

Net income increased significantly by € 3.5 million or 399.2% from € 0.9 million in the second quarter of 2003 to € 4.4 million in the current period due to the factors discussed above.

Net income per Ordinary Share and ADR was € 0.50 (basic) and € 0.50 (diluted) in the three months ended June 30, 2004 compared to € 0.10 (basic) as well as € 0.10 (diluted) in the three months ended June 30, 2003.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Six Months Ended June 30, 2004 Compared to Six Months Ended June 30, 2003
(Percentages calculated based on amounts in thousands €)

Net Sales

The following table summarizes the Company’s net sales by geographical area:

	Six months ended
	June 30, 2004		June 30, 2003
	(€ in thousands)%		(€ in thousands)%
Net Sales
Germany	23,437	29.9	17,855	26.8
Europe excluding Germany	24,869	31.8	23,146	34.7
United States	16,381	20.9	14,609	21.9
Rest of World	13,600	17.4	11,027	16.6

Total	78,287	100.0	66,637	100.0

Total net sales increased significantly by € 11.7 million or 17.5% from € 66.6 million in the six months ended June 30, 2003 to € 78.3 million in the six months ended June 30, 2004. All geographical areas recorded an increase in revenues. The sales increased in Germany by € 5.6 million (31.3%) and in Europe excluding Germany by € 1.7 million (7.4%). Additionally, in the U.S. a sales increase by € 1.8 million or 12.1% was recorded although revenue was adversely impacted by the effect of the weak U.S. dollar. This exchange rate impact was approximately € 1.8 million. While consumer demand in Germany and Europe was slow in the second quarter of 2004, German and European OEM (original equipment manufacturer) demand increased through sales to Asian markets.

Increased sales were noted in most product groups of the Company. Sales of turbo pumps, the Company’s most important product, increased by € 6.5 million or 26.5% from € 24.7 million for the six months ended June 30, 2003 to € 31.2 million for the respective period in 2004. Sales in vacuum instrument and vacuum components increased by € 3.4 million or 19.5%. A slight decrease by € 0.4 million or 3.1% from € 12.7 million in 2003 to € 12.3 million in 2004 was recorded in service revenue.

Order-intake and Order-backlog

Orders received increased by € 12.0 million or 17.3%, from € 69.5 million in the six months ended June 30, 2003 to € 81.5 million in the six months ended June 30, 2004. € 3.8 million or 14.3% of this increase were recorded by the Company’s core product, turbo pumps. In addition, all other products had increased order intake, e.g. backing pumps by € 0.4 million or 4.9%, systems by € 3.2 million or 76.2%, vacuum instruments and components by € 4.3 million or 26.7%; only offset by a small decrease in service orders amounting to € 0.1 million or < 0.1%.

The Company’s backlog increased from € 23.9 million in 2003 by € 6.5 million to € 30.4 million in 2004, primarily in vacuum systems.

Contracts are included in backlog only if they represent firm orders and include firm shipping schedules. The backlog position at any particular time should not be construed to represent future levels of sales and orders generally.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Gross Profit

Gross profit increased significantly from € 27.2 million in the first half year 2003 by € 7.4 million or 27.3% to € 34.7 million in 2004. Gross profit as a percentage of net sales (“gross margin”) increased from 40.9% to 44.3% in the respective periods. An increase in sales and decrease in cost of sales led to these better margins. Also, the plant utilization rate returned to an efficient level as a result of the Company’s cost cutting programs.

Exchange rate differences between the strong Euro and the U.S. dollar influenced the gross profit adversely and accounted for approximately € 1.4 million.

Selling and Marketing Expenses

Selling and marketing expenses decreased by € 0.9 million from € 10.8 million in the six month ended June 2003 to € 9.9 million in 2004. A reduction in sales and marketing manpower of 8.4% led to a decrease in selling and marketing expenses. As a percentage of sales, selling and marketing expenses decreased from 16.2% to 12.6%, partly due to the higher net sales revenue position.

General and Administrative Expenses

General and administrative expenses amounted to € 7.1 million in the first six months of 2004 and increased by € 0.4 million from € 6.7 million in the prior year’s period. As a percentage of sales, general and administrative expenses decreased from 10.1% in 2003 to 9.1% in 2004 primarily due to the increased net sales.

Research and Development

Research and development expenses decreased from € 4.9 million in the period ended June 30, 2003 to € 4.7 million in 2004. Due to the higher net sales revenue in 2004, the percentage of sales was 7.4% in 2003 and decreased to 6.0% in 2004. Nevertheless, the Company depends to a significant extent on continuing technological advances in vacuum pump design and manufacturing and has invested in the needs of future markets, improving its market position and entering new markets. It expects research and development expenses in the future will for the most part correspond to the current level. The Company expenses all research and development costs as they are incurred.

Operating Profit

Operating profit increased significantly by € 8.3 million or 174.6% from € 4.7 million for the six months ended June 30, 2003 to € 13.0 million for the six months ended June 30, 2004. As a percentage of sales, operating profit increased from 7.1% to 16.6% despite the fact that operating profit was adversely impacted by exchange rate effects amounting to approximately € 1.1 million.

Interest Expense

Interest expense decreased in the first half year ended June 30, 2004 by € 0.2 million because of the Kreditanstalt für Wiederaufbau loan repayment prior loan maturity in 2003.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Interest Income

Interest income amounted to € 0.7 million in the six months ended June 30, 2004 compared to € 0.9 million in 2003. The cash position decreased by approximately € 32.2 million in June 2004 compared to June 2003 primarily due to the pension trust cash contribution in December 2003 amounting to approximately € 36.0 million. Nevertheless, the Company was able to achieve a moderate interest income in 2004 primarily due to the interest income received (approximately € 0.4 million) in June for a note receivable amounting to € 9.0 million.

Foreign exchange gain

The Company recorded in the six month period 2003 foreign exchange gains amounting to € 1.4 million and in the six month period 2004 € 0.7 million.

Income Tax Expense

The effective tax rate for the six months ended June 30, 2004 was 40.6% compared to 47.0% in the respective period of 2003.

The decrease is primarily due to a change in German tax legislation relating to tax credits on distributed earnings.

Net Income

Net income increased by 137.1% or € 4.9 million, from € 3.6 million in the first six months of 2003 to € 8.5 million in the first six months of 2004 for the reasons discussed above.

Net income per Ordinary Share and ADR was € 0.98 (basic) and € 0.98 (diluted) in the six months ended June 30, 2004 compared to € 0.41 (basic) as well as € 0.41 (diluted) in the previous years period, respectively.

Liquidity and Capital Resources

The Company’s business continues to generate sufficient cash to fund its operations, including its working capital and capital expenditure requirements. In the six months ended June 30, 2004 net cash provided by operating activities totaled € 12.9 million as compared to € 11.9 million for the same period in the previous year.

The increase in net cash provided by operating activities is primarily due to the significant increase in net income. Trade accounts receivable increased in 2004 in conjunction with the increase in net sales revenue and drecreased in 2003 due to better accounts receivable management. Increased business orders led to enhanced plant utilization and an increase in inventories. Additionally, some customers pushed back order dates to the third quarter of 2004.

The Company’s use of cash in investing activities increased from € 0.3 million to € 0.8 million, primarily due to higher capital expenditures (by € 0.4 million) in 2004. The investments have been financed by the Company’s cash reserves.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The decrease in cash flow used in financing activities, amounting to € 6.1 million in the first half year of 2004 and € 14.8 million in the respective period in 2003 is primarily a result of the repayment of the long-term debt totaling € 9.0 million in 2003. The Company used its high cash position to repay its loan due to Kreditanstalt für Wiederaufbau.

Additionally, in 2003 the Company started a share buy back program. The treasury stock at June 30, 2003 accounted for approximately € 0.8 million and included the buy back of 35.626 non par value ordinary shares of the Company. At June 30, 2004 as well at December 31, 2003 the treasury stock accounted for approximately € 2.4 million and included 100,076 non par value ordinary shares. The authorization of the acquisition of treasury stock expired in December 2003. The shareholders authorized the Company in the annual meeting on June 16, 2004 to acquire treasury stock up to a maximum 10% of the share capital (including the acquired treasury stock and the shares which evolve from the conversion of the issued convertible bonds) through December 15, 2005.

In June 2004, the Company paid dividends to its shareholders amounting to € 6,083,366.80 for the fiscal year 2003.

The Company had no long-term debt as at June 30, 2004, except for convertible bonds related to employee participation programs.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

July 30, 2004

PFEIFFER VACUUM TECHNOLOGY AG

By: /s/ Wolfgang Dondorf

Wolfgang Dondorf
Chief Executive Officer

By: /s/ Manfred Bender

Manfred Bender
Chief Financial Officer